UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

Form 11-K

ANNUAL REPORT

Pursuant to Section 15 (d) of the Securities Exchange Act of 1934

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF

THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2011

OR

☐  TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

For the transition period from                        to

Commission file number 0-10537

A.  Full title of the plan and the address of the plan if different from that of the issuer named below

Old Second Bancorp, Inc. Employees’ 401(k) Savings Plan and Trust

B. Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

Old Second Bancorp, Inc.

37 South River Street, Aurora, Illinois 60507

(Address of principal executive offices, including zip)

(630) 892-0202

(Registrant’s telephone number, including Area Code)

Financial Statements and Supplemental Schedule

Old Second Bancorp, Inc. Employees’

401(k) Savings Plan and Trust

As of December 31, 2011 and 2010, and the year ended December 31, 2011 with Report of Independent Registered Public Accounting Firm

Employer Identification #36-3143493

Plan #003

Old Second Bancorp, Inc. Employees’

401(k) Savings Plan and Trust

Financial Statements and Supplemental Schedule

As of December 31, 2011 and 2010, and the year ended December 31, 2011

Report of Independent Registered Public Accounting Firm

To the Administrator of the Old Second Bancorp, Inc. Employees’

401(k) Savings Plan and Trust

We have audited the accompanying statements of net assets available for benefits of Old Second Bancorp, Inc. Employees’ 401(k) Savings Plan and Trust (the “Plan”) as of December 31, 2011 and 2010 and the related statement of changes in net assets available for benefits for the year ended December 31, 2011.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Plan is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2011 and 2010 and the changes in net assets available for benefits for the year ended December 31, 2011, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedule of assets held at end of year as of December 31, 2011 is presented for the purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  This supplemental schedule is the responsibility of the Plan’s management.  The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

/s/ Plante & Moran, PLLC

Chicago, Illinois

June 28, 2012

Old Second Bancorp, Inc. Employees’

401(k) Savings Plan and Trust

Statements of Net Assets Available for Benefits

	December 31,
	2011	2010
Assets
Cash	$78,592	$110,727
Participant directed investments, at fair value	35,698,361	42,249,578
Notes receivable from participants	785,709	804,816
Employer match contribution receivable	—	13,790
Net assets available for benefits	$36,562,662	$43,178,911

The accompanying notes are an integral part of these financial statements.

Old Second Bancorp, Inc. Employees’

401(k) Savings Plan and Trust

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31,
2011
Additions
Investment Income
Net realized and unrealized depreciation in fair value of investments	$(1,562,091)
Dividend and interest income	210,236
Net investment loss	(1,351,855)

Participant contributions	1,484,306
Employer match contributions	494,182
Rollover contributions	4,739
Interest income from notes receivable from participants	29,913
Total additions, net	661,285

Deductions
Benefit payments to participants	7,267,879
Administrative expenses	9,655
Total deductions	7,277,534

Net decrease	(6,616,249)
Net assets available for benefits:
Beginning of year	43,178,911
End of year	$36,562,662

The accompanying notes are an integral part of this financial statement.

Old Second Bancorp, Inc. Employees’

401(k) Savings Plan and Trust

Notes to Financial Statements

Year ended December 31, 2011 and 2010 and the year ended December 31, 2011

1.              Description of the Plan

The following is a brief description of the Old Second Bancorp, Inc. Employees’ 401(k) Savings Plan and Trust (the “Plan”).  Participants should refer to the Plan document or the summary plan description for a more complete description of the Plan’s provisions.

General

The Plan is a defined-contribution plan established to provide deferred compensation benefits to eligible employees.  Under the Plan, all nonunion employees of Old Second Bancorp, Inc. and certain of its affiliates (collectively, the “Company”) who have met certain eligibility requirements may elect to participate in the Plan.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

Contributions

Under provisions of the Plan, participants enter into agreements wherein each participant may elect to contribute an unlimited reduction in compensation to the Plan (subject to statutory wage limitations).  Maximum contribution limits of compensation may apply for certain highly compensated employees.

On January 1, 2011, the Plan was amended to eliminate the basic safe harbor match employer contribution and replace it with a discretionary employer match contribution. For the period of January 1, 2011 through February 29, 2011, the Company contributed on behalf of each participant a discretionary matching contribution.  The contribution was equal to 100% of the participant’s deferral contributions that did not exceed 3% of compensation plus 50% of the deferrals that exceed 3% of compensation but did not exceed 5% of the participant’s compensation.  For the period March 1, 2011 through December 31, 2011, a discretionary match equal to 100% of the first 2% of the participant’s compensation was contributed to participants of the Plan.  Participants are 100% vested in the discretionary matching contributions.

Participants must complete three months of service to be eligible for matching contributions, with the entry date being the first day of the quarter coincident with or next following the employee’s three-month anniversary.

Profit-sharing contributions are based on amounts determined by the Company’s Board of Directors before the end of each year and shall not exceed the maximum amount deductible for federal income tax purposes.  Participants must complete one year of service to be eligible for profit-sharing contributions with the earliest entry date being the first of the quarter coincident with or next following their one year anniversary date.  Forfeitures are first used to pay Plan expenses.  Any remaining forfeitures are used to reduce Company contributions.  For year ended December 31, 2011, no Profit Sharing contribution was made by the Company.  Total employer contributions to the plan were $505,037 of which the Plan used forfeitures of $10,855 during the year ending December 31, 2011 to reduce the employer matching contributions.

Old Second Bancorp, Inc. Employees’

401(k) Savings Plan and Trust

Notes to Financial Statements

Year ended December 31, 2011 and 2010 and the year ended December 31, 2011

1.              Description of the Plan (Cont.)

Contributions (Cont.)

Participants who have attained age 50 before the end of the Plan year are eligible to make additional catch-up contributions.  Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans.

Payment of Benefits

Upon termination of service, disability, retirement, or death, each participant or beneficiary may elect to receive accumulated benefits.  The benefit may be paid as a lump-sum amount, a series of installment payments or partial distribution(s), as determined by the participant or beneficiary.  Under certain circumstances, participants may receive a hardship distribution prior to termination upon approval of the plan administrator.  Upon attaining the age of 65, participants are eligible to receive in-service distributions of all vested balances.

Participant Accounts

Each participant’s account is credited with the participant’s contributions and allocations of: (a) Company contributions, and (b) Plan earnings (losses).  Allocations are based on participant earnings or account balances, as defined.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.

Vesting

Participants are always fully vested in their employee contributions, rollover contributions, Company safe harbor matching contributions, Company discretionary matching contributions, and earnings thereon.

In compliance with the Pension Protection Act of 2006, effective January 1, 2007, the Company has amended the Plan’s vesting schedule for profit sharing contributions made for the plan year beginning January 1, 2007.  These contributions will vest under a 6 year graded schedule as follows:

Years of vesting service	Nonforfeitable percentage
0-1	0%
2	20%
3	40%
4	60%
5	80%
6	100%

Old Second Bancorp, Inc. Employees’

401(k) Savings Plan and Trust

Notes to Financial Statements

Year ended December 31, 2011 and 2010 and the year ended December 31, 2011

1.              Description of the Plan (Cont.)

Notes Receivable from Participants

Participants may borrow from their accounts a maximum of the lesser of $50,000 or 50% of their vested account balance.  Note terms generally range from one to five years, except in the case of a note for the purpose of acquiring a primary residence.  The term of such note shall be determined by the Company.  The notes are secured by the balance in the participant’s account and bear a reasonable rate of interest as determined by the Company.  Principal and interest are paid ratably through semi-monthly payroll deductions.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to provisions of ERISA.  Upon Plan termination, all participants become fully vested in their account balances.

2.              Summary of Significant Accounting Policies

The following is a summary of significant accounting policies followed by the Plan.

Basis of Accounting

The financial statements of the plan are prepared on the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts included in the financial statements.  Actual results could differ from those estimates.

Investment Valuation and Income Recognition

The Plan’s investments are reported at fair value.  See Note 4 for additional information.  Purchases and sales of securities are recorded on a trade date basis.  Interest income is recorded on the accrual basis.  Dividend income is recorded on the ex-dividend date.

Fair Value Measurements

In May 2011, the Financial Accounting Standards Board (FASB) issued guidance in Accounting Standards Update No. 2011-04, Fair Value Measurements (Topic 820):  Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs (ASU No. 2011-04.)  ASU No. 2011-04 was issued to improve comparability of fair value application, measurements and disclosures between U.S. GAAP reporting and IFRS reporting.  ASU No. 2011-04 clarifies fair value definitions and enhanced fair value measurement guidance with respect to highest and best use measurements, equity instrument measurements, and measurement of financial instruments that are managed within a portfolio.  Additionally, ASU No. 2011-04 expands disclosures

Old Second Bancorp, Inc. Employees’

401(k) Savings Plan and Trust

Notes to Financial Statements

Year ended December 31, 2011 and 2010 and the year ended December 31, 2011

2.              Summary of Significant Accounting Policies (Cont.)

Fair Value Measurements (Cont.)

for unobservable inputs used in Level 3 fair value measurements.  ASU No. 2011-04 is effective for annual periods beginning after December 15, 2011.  The Company is currently evaluating the impact of ASU No. 2011-04 on the Plan’s fair value measurements and disclosures and intends on adopting the guidance in 2012.

Notes Receivable from Participants

Notes receivable from participants are recorded at their unpaid principal balances plus any accrued interest.  Notes receivable from participants are written off when deemed uncollectible.

Administrative Expenses

Certain administrative expenses of the Plan are paid by any available forfeitures and any excess paid by the Company.  There were no forfeitures used to pay administrative expenses for year ended December 31, 2011, therefore, the Company paid all administrative fees.  The Plan charges participants fees for administrative expenses related to loans and distributions.

Payment of Benefits

Benefits are recorded when paid.

3.              Risk and Uncertainties

The Plan invests in various investment securities.  Investment securities are exposed to various risks such as interest rate, market, and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the financial statements.  The Plan has significant investments in Company stock.  The Company’s loan portfolio is concentrated heavily in residential and commercial real estate loans, which involve risks specific to real estate values and the real estate and mortgage markets in general.  Due to the general market decline in residential and commercial real estate, the Company’s loan portfolio and stock valuation has declined significantly since 2008.  The exposure to residential and commercial real estate could affect the value of the Company’s stock in the future.

4.              Fair Value Measurements

Fair value is defined as the price that would be received by the Plan for an asset or paid by the Plan to transfer a liability (an exit price) in an orderly transaction between market participants on the measurement date in the Plan’s principal or most advantageous market for the asset or liability.  The fair value hierarchy established, also requires the Plan to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.  The hierarchy places the highest priority on unadjusted quoted market prices in active markets for identical assets or liabilities (level 1

Old Second Bancorp, Inc. Employees’

401(k) Savings Plan and Trust

Notes to Financial Statements

Year ended December 31, 2011 and 2010 and the year ended December 31, 2011

4.              Fair Value Measurements (Cont.)

measurements) and gives the lowest priority to unobservable inputs (level 3 measurements).  The three levels of inputs within the fair value hierarchy are defined as follows:

Level 1: Quoted prices (unadjusted) for identical assets or liabilities in active markets that the Plan has the ability to access as of the measurement date.

Level 2: Significant other observable inputs other than level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3: Significant unobservable inputs that reflect the Plan’s own assumptions about the assumptions that market participants would use in pricing an asset or liability.

In many cases, a valuation technique used to measure fair value includes inputs from multiple levels of the fair value hierarchy.  The lowest level of significant input determines the placement of the entire fair value measurement in the hierarchy.

The Plan’s policy is to recognize transfers between levels of the fair value hierarchy as of the end of the reporting period. There were no significant transfers between levels of the fair value hierarchy during 2011.

The following descriptions of the valuation methods and assumptions used by the Plan to estimate the fair values of investments apply to investments held directly by the Plan.

Registered investment companies and Company stock:  The fair values of Registered investment companies and Company stock investments are determined by obtaining quoted prices on nationally recognized securities exchanges (level 1 inputs).

Common collective trusts:  The fair values of participation units held in common collective trusts, are based on their net asset values, as reported by the managers of the common collective trusts and as supported by the unit prices of actual purchase and sale transactions occurring as of or close to the financial statement date.  The investment objectives and underlying investments of the common collective trusts vary.  Some are comprised of a diversified portfolio of common stocks, both domestic and international, as well as open-ended mutual funds.  Others are comprised of U.S. Government and government agency fixed income securities, as well as opened mutual funds that invest in the same types of securities.  Some also invest in individual fixed income securities issued by the U.S. Government, government agencies, and corporations.  In addition, there are four life style funds that are comprised of a mix of the three common collective funds (equity fund, bond fund, and Government securities fund discussed above) and are classified as level 2.  Each of the common collective trusts provides for daily redemptions by the Plan at reported net asset value per unit.  The common collective trusts invest primarily in equity securities and bonds traded on nationally recognized securities exchanges and active dealer markets.  They are classified within level 2 of the fair value hierarchy.  Were the Plan to initiate a full redemption of the collective trust funds, the investment advisor will ensure that securities liquidations will be carried out in an orderly manner.  Each of the collective trust funds provides for daily redemptions.  There are no unfunded commitments to the common collective trusts at December 31, 2011 or 2010.

Old Second Bancorp, Inc. Employees’

401(k) Savings Plan and Trust

Notes to Financial Statements

Year ended December 31, 2011 and 2010 and the year ended December 31, 2011

4.              Fair Value Measurements (Cont.)

Money market accounts:  Fair values are estimated to approximate deposit account balances, payable on demand, as no discounts for credit quality or liquidity were determined to be applicable (level 2 inputs).

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values.  Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Investments measured at fair value on a recurring basis are summarized below:

	December 31, 2011
	Level 1	Level 2	Level 3	Total

Registered investment compaines:
Large cap domestic equities	$5,659,754	$—	$—	$5,659,754
Mid cap domestic equties	2,236,786	—	—	2,236,786
Small cap domestic equities	585,829	—	—	585,829
International equities	2,379,540	—	—	2,379,540
Common stock	1,853,722	—	—	1,853,722
Money market accounts	—	6,632,081	—	6,632,081
Common collective trusts:
Equity fund	—	4,239,121	—	4,239,121
Bond fund	—	3,690,144	—	3,690,144
Government securities fund	—	2,983,913	—	2,983,913
Asset allocation funds	—	5,437,471	—	5,437,471
	$12,715,631	$22,982,730	$—	$35,698,361

	December 31, 2010
	Level 1	Level 2	Level 3	Total

Registered investment compaines:
Large cap domestic equities	$6,503,323	$—	$—	$6,503,323
Mid cap domestic equities	2,840,749	—	—	2,840,749
Small cap domestic equities	630,074	—	—	630,074
International equities	2,966,484	—	—	2,966,484
Common stock	2,104,804	—	—	2,104,804
Money markets accounts	—	8,156,698	—	8,156,698
Common collective trusts:
Equity fund	—	6,297,379	—	6,297,379
Bond fund	—	4,069,332	—	4,069,332
Government securities fund	—	2,853,839	—	2,853,839
Asset allocation funds	—	5,826,896	—	5,826,896
	$15,045,434	$27,204,144	$—	$42,249,578

Old Second Bancorp, Inc. Employees’

401(k) Savings Plan and Trust

Notes to Financial Statements

Year ended December 31, 2011 and 2010 and the year ended December 31, 2011

4.              Fair Value Measurements (Cont.)

The Plan also holds other assets not measured at fair value on a recurring basis, including cash, participant notes receivable, and other receivables.  The fair value of these assets approximates the carrying amounts in the accompanying financial statements due to either the short maturity of the instruments or the use of interest rates that approximate market rates for instruments of similar maturity.

5.              Investments

During 2011, the Plan’s investments (including investments bought, sold, and held during the year) depreciated in value as follows:

Year Ended December 31,
2011
Common collective trusts	$(33,223)
Common stock	(994,151)
Registered investment companies	(534,717)
$(1,562,091)

The following presents investments that represent 5% or more of the Plan’s net assets at December 31, 2011 and 2010:

	December 31
	2011	2010

Money Market:
Schwab Investor Money Fund	$6,631,166	$8,156,174

Old Second National Bank of Aurora Common Collective
Trust Funds for Corporate Retirement Plans:
Diversified Equity Portfolio	4,239,121	6,297,379
Bond Fund	3,690,144	4,069,332
Government Securities Fund	2,983,913	2,853,839
Balanced Fund	2,139,719	2,327,990
Growth Fund	1,887,011	*

Registered Investment Companies:
American Funds Growth Fund of America R2	2,360,157	2,798,806
Buffalo Mid Cap Fund	2,236,786	2,840,749
Dodge & Cox International Stock Fund	1,971,500	2,556,382
Dodge & Cox Stock Fund	1,975,097	2,420,579

Old Second Bancorp, Inc. common stock	1,853,722	*

*Investment does not exceed 5%.

Old Second Bancorp, Inc. Employees’

401(k) Savings Plan and Trust

Notes to Financial Statements

Year ended December 31, 2011 and 2010 and the year ended December 31, 2011

6.              Income Tax Status

The Plan is a prototype plan.  The prototype plan has received a favorable opinion letter dated March 31, 2008 from the Internal Revenue Service (“IRS”) that the prototype plan, as designed, is qualified for federal income tax-exempt status.  The Plan has been amended since receiving the opinion letter, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRS and therefore believes that the Plan is qualified and that the related trust is tax-exempt.  The Plan has not individually sought a determination from the IRS on its qualification status.

In accordance with guidance on accounting for uncertainty in income taxes, management evaluated the Plan’s tax position and does not believe the Plan has any uncertain tax positions that require disclosure or adjustment to the financial statements.  The plan administrator believes it is no longer subject to tax examinations for years prior to 2008.

7.              Related Party Transactions

Certain Plan investments such as the common collective trusts are managed by Old Second National Bank, a subsidiary of the Company.  The Plan also holds Company stock.  Old Second National Bank is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions.

The Charles Schwab Trust Company is a custodian of the Plan and the Plan has investments in a Charles Schwab money market accounts, therefore, these transactions qualify as party-in-interest transactions.

Old Second National Bank provides certain accounting, administrative and investment management services to the Plan for which no fees are charged.  Old Second National Bank paid certain accounting,  administrative and investment management service expenses for the Plan in the amount of $41,000 for year ended December 31, 2011.

Supplemental Schedule

Old Second Bancorp, Inc. Employees’

401(k) Savings Plan and Trust

Schedule H, Line 4i — Schedule of Assets

(Held at End of Year)

EIN #36-3143493     Plan #003

December 31, 2011

	Units/	Current
Identity of Issuer/Description	Shares	Value

Money Market
Schwab Investor Money Fund	6,631,166	$6,631,166
Schwab retirement Advtg Money Fund	915	915

Common Collective Trust Funds
The Old Second National Bank of Aurora Common Trust Fund for Corporate Retirement Plans
Diversified Equity Portfolio*	97,226	4,239,121
Bond Fund*	21,251	3,690,144
Government Securities Fund*	53,411	2,983,913
Conservative Fund*	47,446	612,239
Balanced Fund*	131,494	2,139,719
Growth Fund*	175,351	1,887,011
Aggressive Fund*	47,879	798,502

Registered Investment Companies
American Funds Growth Fund of America R2	84,052	2,360,157
Buffalo Mid Cap Fund	143,384	2,236,786
Dodge & Cox International Stock Fund	67,425	1,971,500
Dodge & Cox Stock Fund	19,432	1,975,097
Morgan Stanley International Equity A	33,309	408,040
Schwab Small Cap Index	30,817	585,829
Vanguard Index Trust 500 Portfolio	11,438	1,324,500

Common Stock
Old Second Bancorp, Inc. common stock*	1,425,940	1,853,722
Notes receivable from participants*, interest rates of 3.25% to 8.25%		785,709
Total		$36,484,070

*Represents a party-in-interest to the Plan.

Cost information is not applicable as the Plan is participant directed.

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We have issued our report letter dated June 28, 2012 with respect to the financial statements of Old Second Bancorp, Inc. Employees’ 401(k) Savings Plan and Trust on From 11-K as of December 31, 2011 and 2010, and for the year ended December 31, 2011.  We hereby consent to the incorporation by reference of said report in the Registration Statement of Old Second Bancorp, Inc. on From S-8 (File No. 333-38914, effective June 9, 2000 and File No. 333-137262, effective September 12, 2006).

/s/ Plante & Moran, PLLC

Chicago, Illinois

June 28, 2012

SIGNATURES

Pursuant to the requirements of Section 15(d) of the Securities and Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OLD SECOND BANCORP INC.

BY:	/s/ William B. Skoglund
William B. Skoglund

Chairman of the Board, Director
President and Chief Executive Officer
(principal executive officer)

BY:	/s/ J. Douglas Cheatham
J. Douglas Cheatham

Executive Vice-President and
Chief Financial Officer, Director
(principal financial officer)

DATE:          June 28, 2012